3700 W Sam Houston Parkway, S Suite 250 Houston, TX 77042 1-800-262-6631 www.stewardmutualfunds.com

November 14, 2016
Lauren Hamilton
Division of Investment Management
Disclosure and Review Office
Securities and Exchange Commission
 3 World Financial Center
Room 400
New York, New York 10281

Re:	Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) (“Registrants”)

Dear Ms. Hamilton:

This letter responds to your November 1, 2016 comments to me following your review of Registrants’ filings for their fiscal year ended April 30, 2015 pursuant to the Sarbanes-Oxley Act of 2002.  Your comments are listed below, followed by our responses.
Comment #1 – There are two sets of U.S. Securities and Exchange Commission (“SEC”) file numbers for these Registrants-- i.e., two Registrants under the Securities Act of 1933 and the Investment Company Act of 1940 -- for which filings generally contain identical disclosure.  Please explain why (history and future plans).
RESPONSE: The series of the Steward Funds currently known as Steward Small-Mid Cap Fund has historically been a series of the Registrant with the SEC File Nos. 2-83397; 811-01436, currently named Capstone Series Fund, Inc.  (In earlier years, this series had different names and investment policies.)  The four other series of the Steward Funds have historically been part of the Registrant having SEC File Nos. 2-28174; 811-01597.  When the Boards of Directors of these funds decided to offer all five series as a part of the same socially screened fund group, to be known as the Steward Funds, they changed the name of the series now known as Steward Small-Mid Cap Enhanced Index Fund but did not alter the underlying corporate structure. Thus, this fund continued to be a series of the Registrant with SEC File Nos. 2-83397; 811-01436, while the other four series continued to be a part of the Registrant with SEC File nos. 2-28174; 811-01597.  SEC filings for these Registrants that include information for all five series have therefore been filed for both Registrants, although there were some differences: most notably, certain exhibits to the registration statement (such as Articles of Incorporation and powers of attorney) that are specific to the particular Registrant have been filed only for that Registrant.

This structure is expected to change in the near future.  The Funds’ Boards have given initial approval for a reorganization of Steward Small-Mid Cap Enhanced Index Fund within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended, and pursuant to Rule 17a-8 under the Investment Company Act of 1940.  Under this reorganization, all the assets of Steward Small-Mid Cap Enhanced Index Fund will be transferred to a new series of Steward Funds, Inc., to be named, also, Steward Small-Mid Cap Enhanced Index Fund.  The reorganization will move Steward Small-Mid Cap Fund from Capstone Series Fund, Inc. (SEC File Nos. 2-83397; 811-01436) to Steward Funds, Inc. (SEC File Nos. 2-28174; 811-01597.)  Capstone Asset Management is currently preparing the necessary materials to commence this reorganization. This process should be completed after all required steps required by the reorganization plan have been taken and after all required state and SEC filings have been made and have become effective.  Other than this corporate structure change and its corresponding reflection in the contracts, policies and procedures for Steward Small-Mid Cap Enhanced Index Fund, the reorganization is expected to make no material changes to that fund’s contract terms, fees or policies and procedures.
Comment #2 – For all series, please confirm whether there were any trustee, officer or director fees payable at the end of the period (i.e., as of April 30, 2016).  If so, this should have been disclosed as a separate line item as a payable.  (See Reg. S-X 6-04.12)
RESPONSE: All fees due and payable to any trustee, officer or director for the period May 1, 2015 through April 30, 2016 were paid prior to April 30, 2016.
Comment #3 – In the Statement of Operations, it is noted that “Miscellaneous fees” total more than 5%.  Please confirm that no components of this item separately constitute more than 5% of expenses.  (See Article 6.07, Item 2(b) of Reg. S-X)
RESPONSE: As indicated in the breakout of this item, below, no single component within the miscellaneous fees line item represented more than 5%.
Statement of Operations - For the Year Ended April 30, 2016
Miscellaneous fees breakout

Fund	State Reg.		Insurance		ICI		Other		Total Misc.	Total Exp.
Steward Large Cap Enhanced Index Fund	40,453	2.5%	17,135	1.1%	17,609	1.1%	18,458	1.1%	93,655	1,630,873
Steward Small-Mid Cap Enhanced Index Fund	35,271	3.5%	17,134	1.7%	8,327	0.8%	10,888	1.1%	71,620	1,005,636
Steward International Enhanced Index Fund	34,408	3.6%	17,137	1.8%	6,446	0.7%	8,253	0.9%	66,244	953,582
Steward Select Bond Fund	33,821	3.5%	17,135	1.8%	8,089	0.8%	8,943	0.9%	67,988	958,864
Steward Global Equity Income Fund	33,911	2.9%	17,134	1.5%	8,931	0.8%	9,760	0.8%	69,736	1,156,087

Comment #4 – For variable rate securities, indicate a description of the “reference rate” and spread and either a) end of period interest rate or b) end of period reference rate.  For each reference rate, describe in a schedule or note to a schedule.  In other words, describe the components.
RESPONSE: In accordance with requirements applicable to Registrant’s most recent annual report, the funds have denoted additional securities on the Schedule of Portfolio Investments as a “variable rate security” and described in a footnote that the “rate shown represents the rate as of [insert end of period date]”.  Registrants are aware that the new disclosure requirements for variable rate securities, referred to in Comment #4, were recently adopted by the SEC but were not effective as of the time of the filings that are subject of this review.  The new requirements will be complied with by Registrants in future filings.

Comment #5 – The SEC Staff noted that Steward Large Cap Enhanced Index Fund made a return of capital payment.  Please confirm compliance with Rule 19a-1 under the Investment Company Act of 1940 (“ICA ‘40”).  Confirm that this return of capital is disclosed on the Funds’ website, that disclosure is made as to what portion was return of capital and that no materials refer to this amount as “dividend” or “yield”.
RESPONSE: We believe you are referring to the item identified as “In Excess of Net Investment Income” for Steward Large Cap Enhanced Index Fund in the Financial Highlights section of the August 29, 2016 prospectus for the Steward Funds.  This amount was not a return of capital.  Under the tax earnings & profit rules, this fund had $54 million of current earnings & profits, partially due to the fact that a gain of $30 million from a redemption-in-kind transaction was not taxable, but was includible in earnings & profits under Section 312(b) of the U.S. Internal Revenue Code.  The fund distributed $60 million to investors, $25 million of which was a spillback related to the fund’s April 30, 2015 fiscal year.  Accordingly, the fund distributed $35 million of current earnings & profits for the April 30, 2016 fiscal year.  The distribution could not be characterized as “long-term capital gain,” for U.S. tax purposes. Since they were taxable distributions, they were identified as being “In Excess of Net Investment Income.”
Comment #6 –
a) Indicate whether there were any transactions pursuant to ICA ‘40 Rule 17a-7 by any fund during the year.  If so and they were not disclosed pursuant to ASC 850-10-5(a), please explain why they were not disclosed;
b) confirm the quantitative amount of any such transactions and why they were not disclosed quantitatively;
c) confirm that all 17a-7 transactions, if any, were conducted in accordance with Rule 17a-7 and with Board oversight.

RESPONSE: There were no transactions pursuant to ICA ‘40 Rule 17a-7 by any fund during the period May 1, 2015 through April 30, 2016.

Please let me know if you have questions or comments about these responses.

Sincerely,

/s/ Olivia P. Adler
Olivia P. Adler
Associate Counsel to
Steward Funds, Inc. and Capstone Series Fund, Inc.